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                           July 11, 2022

       Marc H. Bell
       Chief Executive Officer
       Terran Orbital Corporation
       6800 Broken Sound Parkway NW, Suite 200
       Boca Raton, Florida, 33487

                                                        Re: Terran Orbital
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed July 8, 2022
                                                            File No. 333-266074

       Dear Mr. Bell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Patrick
Fullem at (202) 551-8337 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing
       cc:                                              Rosa A. Testani